Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

November 15, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Alliance Petroleum Corporation (the “Company”)

                        Amendment No. 6 to Registration Statement on Form S-1

Filed November 15, 2011

                        File No. 333-171123

Dear Mr. Schwall:

Pursuant to the staff’s comment letter dated November 4, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 6 to the Company’s Form S-1 was filed with the Commission via EDGAR on November 15, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 6 to the Company’s Form S-1.

General

1.

We reissue comment 1 from our letter dated September 18, 2011. Please update your page references throughout your filing. For example, and without limitation, we note incorrect page references on your cover page and on page 14.

Company response:  The Company has updated its page references throughout its filing.  References to page numbers have been changes on the cover page, page 6 and page 14.

2.

We note your response to comment 2 from our letter dated September 18, 2011, and reissue such comment. Please revise your disclosure throughout your filing to provide consistent disclosure regarding your use of proceeds, and to otherwise clarify throughout your filing your use of proceeds. For example, and without limitation, we note that you state at page 4 that the $100,000 you plan to raise in this offering will not be applied to the exploration activities identified in your 12-month plan of operation on page 28.  However, this does not appear to be consistent with your Use of Proceeds table at page 13, which includes line items for “independent contractor geologist/consultant fees” and “geological surveys.” In addition, please disclose in your Use of Proceeds section the projects for which the “independent contractor geologist/consultant fees” and “geological surveys” fees will be applied.

Company response:  The Company has revised its disclosure in the Form S-1 to clarify that the Use of Proceeds table for $100,000 on page 13 does not include “independent contractor geologist/consultant fees” or “geological surveys.”  Additionally, the Company has removed the following sentence from page 4:  “We will not conduct any geological surveys with the proceeds from this offering unless one hundred percent of the shares are sold.”

3.

Please clarify throughout your filing your anticipated source of funds for each phase of your exploration plan, and for your 12-month plan of operation. For example, and without limitation, we note your disclosure at page 13 that if 100% of the shares are sold, you will exercise your option under the petroleum natural gas lease for $24,000.  However, we also note that your use of proceeds table only contemplates the use of $22,000 to exercise such option.  Similarly, you state at page 28 that you believe that your cash balance is not sufficient to fund your limited levels of operations beyond one year’s time.  Such statement appears to suggest that your cash balance is sufficient to fund your operations for one year’s time. However, you also disclose that your cash balance at September 30, 2011 is $10. Please revise.

Company response:

On page 4, the Company has replaced the sentence which read “[w]e have no current plans on how to raise the additional funding,” with  “We plan to raise the additional funding for Phases 1 and 2 by way of  private debt or equity financing, but have not commenced any activities to raise such funds.”

On page 5, the Company has added a new paragraph three, which states, “We plan to raise the additional funding for our twelve month business plan by way of private debt or equity financing, but have not commenced any activities to raise such funds. We cannot provide any assurance that we will be able to raise sufficient funds to proceed with our twelve month business plan.”

With respect to the statement in this comment which states, “[h]owever, we also note that your use of proceeds table only contemplates the use of $22,000 to exercise such option,” (on page 13), the Company states in footnote 2 that “[i]f less than 100% of the shares are sold, we will need to borrow additional funds or privately sell our equity or debt securities to raise sufficient funds to exercise our option under The Petroleum Natural Gas Lease. . . . We have not commenced any activities to raise such funds and have no current plans on how to raise such funds.  The sentence in footnote 2 explains that the Company has to raise additional funds if only $22,000 is being used toward the exercise of its option.

On page 13, the Company has added the sentence, “[a]ny funds in excess of $24,000 are planned to be used for the acquisition of option rights on new properties.”

In the third paragraph on page 22, the Company has added the text, “We plan to raise the additional funding for Phase 1 by way of private debt or equity financing, but have not commenced any activities to raise such funds. We cannot provide any assurance that we will be able to raise sufficient funds to proceed with Phase 1.”

In the fifth paragraph on page 22, the Company has deleted the phrase, “;we have no current plans on how to raise the additional funding” and replaced such text with the following text: “We plan to raise the additional funding for Phases 2 and 3 by way of private debt or equity financing, but have not commenced any activities to raise such funds. We cannot provide any assurance that we will be able to raise sufficient funds to proceed with Phases 2 or 3.”

On page 28, the Company has changed the sentence, “[w]e believe our cash balance is not sufficient to fund our limited levels of operations beyond one year’s time.” to “[w]e do not believe that our cash balance is sufficient to fund our limited levels of operations beyond one year’s time.”

On page 29, the Company has added the following text:  “We plan to raise the additional funding for Phase 1 by way of private debt or equity financing, but have not commenced any activities to raise such funds.”

In the first paragraph on page 30, the Company has deleted the phrase, “;we have no current plans on how to raise the additional funding” and replaced such text with the following text: “We plan to raise the additional funding for Phases 2 and 3 by way of private debt or equity financing, but have not commenced any activities to raise such funds. We cannot provide any assurance that we will be able to raise sufficient funds to proceed with Phases 2 or 3.”

In the second paragraph on page 30, the Company has deleted the sentence, “We have no current plans on how to raise the additional funding” and replaced such text with the following text: “We plan to raise the additional funding for Phases 1, 2 and 3 by way of private debt or equity financing, but have not commenced any activities to raise such funds. We cannot provide any assurance that we will be able to raise sufficient funds to proceed with Phases 1, 2 or 3.”

Exhibits and Financial Statement Schedules, page II-3

4.

Please revise your exhibit index to clarify which exhibit number designations are intended to relate to each exhibit description. For example, and without limitation, it is not clear which descriptions are intended to relate to exhibit numbers 10.2, 10.3 and 10.4.

Company response:  The Company has aligned citations to Exhibits 10.2, 10.3 and 10.4 on page II-3 and the exhibit index on page II-6 with their proper descriptions.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo